MONTHLY REPORT - MARCH 2009
                             Global Macro Trust
           The net asset value of each unit as of March 31, 2009
              was $1,327.46, down 5.08% from $1,398.47 per unit
                          as of February 28, 2009.

                                      Managing          Unit
                                       Owner           Holders         Total
Net Asset Value (757,043.430       $ 11,979,920    1,046,719,296  1,058,699,216
   units) at February 28, 2009
Addition of 8,167.970 units on           31,726       11,390,947     11,422,673
   March 1, 2009
Redemption of 6,711.264 units on             (0)      (8,908,934)    (8,908,934)
   March 31, 2009*
Net Income (Loss) - March 2009         (594,962)     (53,497,077)   (54,092,039)
                                   -------------  --------------  --------------
Net Asset Value at March 31,       $ 11,416,684      995,704,232  1,007,120,916
   2009                            =============  ==============  ==============
Net Asset Value per Unit at
March 31, 2009 (758,680.403
units inclusive of 180.267
additional units.)                                $    1,327.46

                        STATEMENT OF INCOME AND EXPENSE

                                                     This Month    Year to Date
Income:
   Gain (loss) on trading of futures, forwards
      and option contracts:
      Realized gain (loss) on closed contracts    $   20,665,709    33,920,724

      Change in unrealized gain (loss) on open       (74,612,997)  (48,213,855)
         contracts

   Net gain (loss) from U.S. Treasury
      obligations
      Realized gain (loss) from U.S. Treasury                 0              0
         obligations
      Change in unrealized gain (loss) from U.S.       (375,960)    (3,636,774)
         Treasury obligations


   Interest income                                    1,358,443      4,132,391

   Foreign exchange gain (loss) on margin               218,317       (565,677)
      deposits
                                                  --------------  -------------
Total: Income                                       (52,746,488)   (14,363,191)

Expenses:
   Brokerage commissions                              5,619,118     17,392,314

   20.0% New Trading Profit Share                    (4,565,987)        31,726

   Custody Fees                                          52,491         52,491

   Administrative expense                               239,929        711,821
                                                 ---------------  -------------
Total: Expenses                                       1,345,551     18,188,352

                                                  $ (54,092,039)   (32,551,543)

Net Income (Loss) - March 2009
* Units redeemed on or before the eleventh month-end following their sale may be charged a redemption fee of from 4% to 1.5% of Net Asset Value, depending on investment amount, length of ownership and type of account purchasing the units.


                                   To the best of my knowledge and belief,
                                   the information contained herein is
                                   accurate and complete.

                                       /s/ Harvey Beker
                                       Harvey Beker, Co-chief Executive Officer
                                       Millburn Ridgefield Corporation
                                       Managing Owner
                                       Global Macro Trust



                             Millburn Ridgefield Corporation
                                 411 West Putnam Avenue
                              Greenwich, Connecticut 06830
                                      203-625-7554


                                     April 8, 2009


Dear Investor:

Global Macro Trust ("GMT") was down 5.08% for March, 2009. Year-to-date the Trust is down 3.18%.

In March, losses were sustained from currency, stock index and commodity trading. Interest rate futures trading was profitable.

Global equity markets were very weak early in March, but turned around and staged a legendary rally to end up significantly for the month. Quarterly equity returns were down for the sixth consecutive quarter; for example, the Dow Industrials were down 13%, the worst first quarter since 1939. Perceptions that the latest governmental interventions will aid the financial system and world economies, and some reports suggesting economic decline was slowing triggered the advance which was supported by short covering and bottom fishing. As risk appetite increased and the Federal Reserve announced plans to purchase massive amounts of Treasury securities, the dollar lost some of its safe haven cachet and fell. This, coupled with a bit less pessimism about the future, arrested the decline in commodity prices. Interest rates did not embrace a more rosy outlook and generally continued to decline.

Stock index and currency trading generated the greater part of March's loss.
The rally in equity prices resulted in small losses on short positions in eighteen U.S., European and Asian stock index futures. Short positions were reduced during the month, but the Trust is still net short equities. The dollar selloff which accompanied the stock market rally resulted in small losses on short positions in the euro and currencies of Australia, New Zealand, Canada, Great Britain, Sweden, Switzerland, Mexico, Israel, India, Korea and Singapore. Small losses were also incurred in non-dollar cross rate trading. Switzerland intervened to weaken its currency and the Swedish krona rallied, resulting in losses on crosses involving these currencies.

The Trust's long positions in interest rate futures were profitable in March as rates generally continued to decline on weak economic data and quantitative easing moves by central banks which appear to be prepared to squelch any uptick in interest rates which could arise from inflation worries due to the massive injections of liquidity. Long positions in U.S., British and German short-term rates and British, Canadian and U.S. Treasury notes and bonds were profitable.

The commodity price rally generated moderate losses in energy, metals and agricultural commodities. Short positions in WTI and Brent crude oil, heating oil, gas oil and reformulated gasoline feedstock (RBOB) were unprofitable. Short positions in the industrial metals - zinc, lead, copper and aluminum - were unprofitable. Precious metal trading was flat. In the agriculturals, short positions in soybeans, soybean meal and oil, corn, cotton and arabica coffee were unprofitable.


                                      Very truly yours,


                                      Millburn Ridgefield Corporation
                                        Harvey Beker, co-Chairman
                                        George E. Crapple, co-Chairman